Kaye Scholer, LLP
1999 Avenue of the Stars, Suite 1700
Los Angeles, California  90067-6048
310 788-1000
Fax 310 788-1200
www.kayescholer.com

June 25, 2010

John Reynolds
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Hythiam, Inc.
Registration Statement on Form S-1
Filed on April 19, 2010
File No. 333-166289

Dear Mr. Reynolds:

Reference is made to the Registration Statement on Form S-1 (the “Registration Statement”) filed by Hythiam, Inc. (the “Company”) on April 19, 2010, as amended through the date hereof.  The Company has authorized us to respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in recent correspondence and telephone conversations.

In response to comment number 1 raised in the letter from the Staff, dated June 25, 2010, the Company included the market price of the latest practicable date.

In response to comment number 2, Rule 430A allows the omission of “conversion rates, call prices and other items dependent on the offering price.”  The warrant exercise price is a function of the pricing of the securities being offered.  We confirm to you that the price of the securities and the exercise price of the warrants set forth in the 424 prospectus will be fixed for the duration of the offering described therein.

In response to comment number 3, the Company does not know the price but has added disclosure that the offering price of the shares and warrants and the exercise price of the warrants will be based on the market price.  Any deviations from the market price at the time of pricing will be due to factors which the Company cannot currently identify.

We hope that this letter is responsive to your comments and resolves all open issues.  If you have questions or require further information, please feel free to call me.

Sincerely,

/s/GLENN D. SMITH, ESQ.
Glenn D. Smith, Esq.
KAYE SCHOLER LLP

GDS:rb
Enclosure